

07000625

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 0 2007 WASH., D.C.

SEC FILE NUMBER
8-43540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TNC INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Hogback Road
(No. and Street)

Pittstown NJ 08867
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter, Michael A.
(Name – *if individual, state last, first, middle name*)

80-45 Grenfell St. Kew Gardens NY 11415
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everett Titus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TNC Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


KATHLEEN ANN FARMER
Notary Public
State of New Jersey
My Commission Expires Oct 13, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH., D.C.
203
SECTION

TNC Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

MICHAEL A. WALTER
CERTIFIED PUBLIC ACCOUNTANT
MANAGEMENT CONSULTANT


SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH. D.C.
203
SECTION

80-45 GRENFELL STREET
KEW GARDENS, NEW YORK 11415
(718) 850-6955
Fax (718) 850-6956

INDEPENDENT AUDITOR'S REPORT

February 7, 2007

To the Board of Directors
of TNC Inc.

I have audited the accompanying statement of financial condition of TNC Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as well as evaluating the overall statement of financial condition presentation. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TNC Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

TNC Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 27,485
Due from officer	1,500
Furniture and equipment, net	35,900
TOTAL ASSETS	$ 64,885

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 4,104
Total Liabilities	4,104
Stockholder's Equity	
Capital Stock: $.01 par value, 1,000 shares authorized, issued and outstanding	10
Paid in capital	145,277
Accumulated Deficit	(84,506)
Total Stockholder's Equity	60,781
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 64,885

See Notes to Financial Statement.

TNC Inc.
Notes to Financial Statement
December 31, 2006

Note 1 - Organization

TNC Inc. is a New Jersey corporation (the "Company") organized in July 1990 to act as a consultant and investment advisor primarily in the energy area. The Company is registered with the Securities and Exchange Commission and the State of New Jersey as an investment advisor and as a broker-dealer, and is a member of the National Association of Security Dealers, Inc.

The Company does not have or intend to have security of or discretionary authority with respect to securities or funds of advisory or brokerage clients.

Note 2 - Summary of Significant Accounting Policies

Marketable securities are valued at market value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and disclosure of contingent amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - S Corporation Income Tax Status

The Company, with the consent of its sole stockholder, has elected under the Internal Revenue Code to be an S Corporation. Under those provision, the Company's federal taxable income or loss and tax credits are passed through to the stockholder.

Note 4 - Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. As applied to the Company, the rule requires minimum net capital of $5,000. As of December 31, 2006, the Company had net capital of $23,381 which was $18,381 in excess of its required net capital.

Note 5 - Fee Revenues

All of the Company's fees were derived from one client.

Note 6 - Annual Report

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's Statement of Financial condition as of December 31, 2006, is available for examination at the Company's office located at 32 Hogback Road, Pittstown, New Jersey 08867 and at the regional office of the Securities and Exchange Commission located at 3 World Financial Center, Room 4300, New York, New York 10281.

MICHAEL A. WALTER
CERTIFIED PUBLIC ACCOUNTANT

MANAGEMENT CONSULTANT

80-45 GRENFELL STREET
KEW GARDENS, NEW YORK 11415

(718) 850-6955
Fax (718) 850-6956


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH, D.C.
203
SECTION

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR

February 7, 2007

Board of Directors of TNC Inc.

In planning and performing my audit of the financial statements of TNC Inc. for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by TNC Inc. that I considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry securities for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, recognizing it is not practicable in an organization the size of TNC Inc. to achieve the division of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.



END